Exhibit 2.1

AMENDMENT TO
AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

This Amendment to Agreement and Plan of Merger and Reorganization (this “Amendment”) is entered into as of October 15, 2015 by and among Creative Realities, Inc., a Minnesota corporation (“Parent”), CXW Acquisition, Inc., a Kentucky corporation and a wholly owned subsidiary of Parent (“Merger Sub”), ConeXus World Global, LLC, a Kentucky limited liability company (the “Company”), and Richard C. Mills, in his capacity as the Member Representative.

WHEREAS, on August 11, 2015, Parent, Merger Sub, the Company and Richard C. Mills entered into that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”); and

WHEREAS, the parties desire to amend the Merger Agreement pursuant to Section 10.2 of the Merger Agreement, upon the terms set forth herein;

NOW, THEREFORE, in consideration of the mutual agreements specified in this Amendment, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1.           Definitions. Capitalized terms used in this Amendment and not otherwise defined shall have the respective meanings ascribed to such terms in the Merger Agreement.

2.           Aggregate Merger Consideration. The definition of Parent Preferred Stock Consideration set forth in Section 2.1 of the Merger Agreement is amended to replace “2,250,000” with “2,080,000,” and the definition of “Parent Common Stock Consideration” is amended to replace “20,000,000” with “20,000,000 less the amount of Parent Common Stock issued to RFK Communications, LLC, a Kentucky limited liability company (“RFK”), pursuant to a Debt Conversion Agreement executed at or prior to Closing among RFK, the Company and Parent (the “Debt Conversion Agreement”).”

3.           Holdback Shares. The definition of Holdback Shares in Section 2.3 of the Merger Agreement is amended to replace “20% of the Aggregate Merger Consideration (consisting of ratable portions of the Parent Common Stock Consideration and Parent Preferred Stock Consideration)” with “an aggregate of 4,000,000 shares of the Parent Common Stock Consideration and 416,000 shares of the Parent Preferred Stock Consideration.”

4.           Issuance of Aggregate Merger Consideration. The parties acknowledge and agree that, notwithstanding anything to the contrary set forth in the Merger Agreement, the allocation of the Aggregate Merger Consideration issuable as a result of the Merger is set forth on Exhibit A hereto.

5.           Financing. Section 6.12 of the Merger Agreement is deleted in its entirety and replaced with the following: “Parent shall have entered into a credit facility in form satisfactory to Parent with Allied Affiliated Funding, L.P. (the “Financing”).”

6.           Debt Conversion. The following Section 6.25 is added to Article 6 of the Merger Agreement:

“6.25 Debt Conversion. The Company, Parent and RFK shall have entered into the Debt Conversion Agreement in a form satisfactory to Parent.”

7.           Indemnification By Company Members. The first paragraph of Section 8.1 is deleted in its entirety and replaced with the following:

“8.1      Indemnification By Company Members. The Company Members shall jointly and severally indemnify, defend (at Parent Indemnified Party’s option) and hold harmless Parent, Merger Sub and their respective affiliates and their respective owners, members, shareholders, governors, directors, officers, employees, agents, consultants, representatives, affiliates, successors, transferees and assigns (individually a “Parent Indemnified Party,” and collectively, the “Parent’s Indemnified Parties”), promptly upon demand, at any time and from time to time, from, against, and in respect of any and all demands, claims, losses, damages, judgments, liabilities, assessments, suits, actions, proceedings, interest, penalties, and expenses (including, without limitation, settlement costs and any legal, accounting and other fees for investigating or defending any actions or threatened actions or for enforcing such rights of indemnity and defense) incurred or suffered (“Losses”), but only to the extent such Losses exceed $100,000.00 (the “Threshold Amount”) (provided that the Parent’s Indemnified Parties shall be indemnified for all Losses arising out of or in connection with any breaches of Section 3.15 or the Company’s failure to pay Taxes, regardless of the Threshold Amount), by Parent’s Indemnified Parties, whether directly or as a result of a claim by a third party in connection with, arising out of or as a result of each and all of the following:”

For the sake of clarity, subsections (a) through (e) of Section 8.1 shall remain unaltered

8.           Representations and Warranties. Each of the parties represents and warrants that (a) it or he has the corporate right, power and authority to enter into and to perform its obligations under this Amendment, and (b) assuming the due authorization, execution and delivery of this Amendment by the other parties, this Amendment constitutes the legal, valid and binding obligation of such party, enforceable in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency, the relief of debtors and creditors’ rights generally; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

9.           No Other Modification. Except as expressly set forth herein, the Merger Agreement shall remain in full force and effect and shall not be modified by this Amendment.

10.         Governing Law. This Amendment shall be governed by, and construed in accordance with, the Legal Requirements of the State of New York, regardless of the Legal Requirements that might otherwise govern under applicable principles of conflicts of Legal Requirements thereof.

11.         Counterparts; Exchanges by Facsimile or Electronic Delivery. This Amendment may be executed in separate counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Amendment (in counterparts or otherwise) by facsimile or by other electronic delivery shall be sufficient to bind the parties to the terms and conditions of this Amendment.

Signature Page follows

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first written above.

CONEXUS WORLD GLOBAL, LLC

By:	/s/ Richard Mills
Name:	Richard Mills
Title:	CEO

CREATIVE REALITIES, INC.

By:	/s/ John Walpuck
Name:	John Walpuck
Title:	CEO

CXW ACQUISITION, INC.

By:	/s/ John Walpuck
Name:	John Walpuck
Title:	CEO

MEMBER REPRESENTATIVE

By:	/s/ Richard Mills